EXHIBIT 2.1
Execution Copy
AGREEMENT AND PLAN OF MERGER
Dated as of December 17, 2013
among
First Financial Bancorp.
First Financial Bank, National Association
and
The First Bexley Bank

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger, dated as of December 17, 2013 (“Agreement”), is entered into by and among First Financial Bancorp., an Ohio corporation (“Parent”), First Financial Bank, National Association, a national banking association and a wholly owned subsidiary of Parent (“First Financial”), and The First Bexley Bank, an Ohio state-chartered commercial bank (“First Bexley”).
W I T N E S S E T H:
WHEREAS, the parties intend that First Bexley merge with and into First Financial with First Financial as the surviving entity upon the terms and subject to the conditions set forth herein (the “Merger”);
WHEREAS, the Board of Directors of First Bexley has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) approved the execution, delivery and performance by First Bexley of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that First Bexley’s shareholders (the “First Bexley Shareholders”) approve and adopt this Agreement;
WHEREAS, the Board of Directors of each of Parent and First Financial has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, and (ii) approved the execution, delivery and performance by Parent and First Financial, respectively, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, Parent, First Financial and First Bexley intend for federal income tax purposes that the Merger shall qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code and this Agreement shall constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the Treasury Regulations (the “Tax-Free Reorganization”); and
WHEREAS, concurrently with the execution and delivery of this Agreement, certain shareholders of First Bexley have entered into voting agreement with First Financial, effective as of the date hereof and substantially in the form of Exhibit A attached hereto (each a “Voting Agreement”).
NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions contained herein, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1    Certain Definitions. As used herein, the following terms shall have the following meanings:

(a)“401(k) Plan” shall mean The First Bexley Bank 401(k) Plan, Plan No. 001.

(b)“Accounting Firm” means Crowe Horwath.

(c)“Acquisition Proposal” shall mean any bona fide proposal or offer for, whether in one transaction or a series of related transactions, a (i) merger, consolidation, share exchange, business combination or similar transaction involving First Bexley, (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of First Bexley representing 5% or more of the consolidated assets of First Bexley, (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to First Bexley, or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement.

(d)“Affiliate” shall mean, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. For the purpose of this definition, (i) “control” (including the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise; and (ii) when used in the context of First Bexley, “Affiliate” shall also mean any Subsidiary, or any entity which together with First Bexley or any Subsidiary would be deemed a single employer within the meaning of Code Sections 414(b), (c) or (m) or Section 4001 of ERISA. In addition, references to “controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person which is controlled by such Person (without regard to any other Affiliates except its Subsidiaries) as determined in accordance with the preceding sentence.

(e)“Affiliated Group” shall mean any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision-of any Applicable Law.

(f)“Applicable Law” or “Law” shall mean and include (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority or as to which a party, by the nature of its activities, is subject, (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party or as to which a party, by the nature of its activities, is subject; (iii) any judicial or administrative interpretation of application of any Applicable Law described in (i) or (ii) above; and (iv) any amendment or revision of any Applicable Law described in (i), (ii) or (iii) above.

(g)“Appraisal Cash Amount” shall mean an amount equal to Parent Share Value multiplied by Exchange Ratio further multiplied by the number of Appraisal Shares.

(h)“Business Day” shall mean any day other than Saturday, Sunday, a day which is a legal holiday in Cincinnati, Ohio, or a day on which commercial banks in Cincinnati, Ohio are authorized or required by Applicable Law to close.

(i)“Charter Documents” shall mean with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, regulations, operating agreement, limited liability company agreement or other organizational document of such entity and any amendments thereto.

(j)“COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.

(k)“Code” shall mean the Internal Revenue Code of 1986, as amended.

(l)Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of September 23, 2013 between Parent and First Bexley.

(m)“Contract” shall mean any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding on First Bexley or any of its Subsidiaries.

(n)“Employee Benefit Plan” shall mean any plan, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which First Bexley has or may have any liability or whereby First Bexley and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or other individual, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements, or arrangements.

(o)“Environmental Law” shall mean all laws, rules and regulations of any Governmental Authority relating to pollution or the protection of the environment, including, without limitation, laws relating to releases, discharges or disposal of hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants.

(p)“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(q)“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(r)“Exchange Ratio” shall mean a number equal to Total Merger Consideration divided by the total number of shares of First Bexley Common Stock as of the Effective Time further divided by Parent Share Value.

(s)“Expanded Total Merger Consideration” shall mean the sum of the Total Merger Consideration and the Total Option Cash Consideration.

(t)“FDIC” shall mean the Federal Deposit Insurance Corporation.

(u)“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

(v)“Final Income Tax Returns” means First Bexley’s federal, state and local income tax returns required to be filed for the short taxable year ending on and including the Closing Date.

(w)“First Bexley's Knowledge” shall mean the actual knowledge of each of David Mallet, Roger Jenks, Lawrence Miller and Michael Reeve or the knowledge that each such individual would ordinarily have after reasonable investigation based on his or her respective position at First Bexley.

(x)“First Bexley Stock Options” shall mean all options to acquire First Bexley Common Stock issued and outstanding immediately prior to the Closing under the First Bexley Stock Option Plans.

(y)“First Bexley Stock Option Plans” shall mean the 2005 Stock Option and Incentive Plan and the 2013 Stock Option and Incentive Plan.

(z)“First Financial's Knowledge” shall mean the actual knowledge of each of Claude Davis, Anthony Stollings, Richard Barbercheck, Kenneth Lovik and Shannon Kuhl or the knowledge that each such individual would ordinarily have after reasonable investigation based on his or her respective position at First Financial and/or Parent.

(aa)“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.

(bb)    “Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party, by the nature of its activities, is subject, whether international, national, federal, state or local.

(cc)    “Hazardous Substance” shall mean (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.

(dd)    “IRS” shall mean the Internal Revenue Service.

(ee)    “Lien” shall mean any mortgage, lien, pledge, charge, encumbrance, security interest, easement, encroachment or other similar encumbrance or claim.

(ff)    “Losses” shall mean losses, liabilities, claims, damages and expenses (including reasonable attorneys’ fees and costs of investigation); provided, that the term “Losses” shall not include any special, punitive or exemplary damages, unless and to the extent such damages are actually paid or required to be paid to a third party.

(gg)    “Material Adverse Change” or “Material Adverse Effect” shall mean, with respect to Parent and its Subsidiaries, on the one hand, or First Bexley on the other, any event, change, effect or development that (i) has had or would reasonably be expected to have a material and adverse effect on the condition (financial or otherwise), results of operations or business of First Bexley and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or (ii) has materially impaired or would reasonably be expected to materially impair the ability of First Bexley, on the one hand, or each of Parent and First Financial, on the other, as the case may be, to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement; provided, however, that a “Material Adverse Change” or “Material Adverse Effect” shall not be deemed to include events, changes, effects or developments resulting from or arising out of (A) changes after the date of this Agreement in Applicable Law or in GAAP or regulatory accounting requirements or principles, (B) changes after the date of this Agreement in laws, rules or regulations of general applicability to banking organizations (so long as First Bexley, on the one hand, or each of Parent and First Financial, on the other, as the case may be, is not materially disproportionately affected thereby), (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in U.S. or foreign securities markets (so long as First Bexley, on the one hand, or each of Parent and First Financial, on the other, as the case may be, is not materially disproportionately affected thereby), (D) the impact of the public disclosure, pendency or performance of this Agreement or the transactions contemplated hereby including the impact of the transactions contemplated by this Agreement on relationships with customers and employees and the initiation of litigation or other administrative proceeding by any Person with respect to this Agreement or any of the transactions contemplated hereby, (E) any natural disaster, outbreak or escalation of hostilities, declared or undeclared acts or war or terrorism, or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement, and (F) with respect to First Bexley, actions taken or omitted to be taken with the prior written consent of Parent or required by this Agreement, or with respect to Parent and its Subsidiaries, actions taken or omitted to be taken with the prior written consent of First Bexley or required by this Agreement, as the case may be.

(hh)    “Material Contract” shall mean any of the following Contracts:

(i)any lease of real property;

(ii)any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of $35,000 or more;

(iii)any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of First Bexley or its Subsidiaries;

(iv)any partnership, joint venture or other similar Contract;

(v)any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);

(vi)any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by First Bexley or its Subsidiaries for the borrowing of money or the deferred purchase price of property or its Subsidiaries (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(vii)any Contract that creates future payments or obligations in excess of $35,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 90 days or less;

(viii)any naming rights, license, franchise or similar Contract

(ix)any exclusive dealing or third-party referral agreement imposed on First Bexley or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of First Bexley or its

Subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;

(x)any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of First Bexley or its Subsidiaries;

(xi)any memorandum of understanding, consent agreement, stipulation, any commitment letter or other similar Contract with any Governmental Authority; and

(xii)any Contract by First Bexley or its Subsidiaries with First Bexley Shareholders.

(ii)    “NASDAQ” or “Nasdaq” shall mean the Nasdaq Global Select Market.

(jj)    “OCC” shall mean the Office of the Comptroller of the Currency.

(kk)    “Order” shall mean any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

(ll)    “Parent Share Average Closing Price” shall mean the average closing price of Parent Common Stock as reported on the NASDAQ over the twenty (20) consecutive trading day period ending on the third business day prior to the Effective Time, rounded to the nearest whole cent.

(mm)    “Parent Share Collar Cap” shall mean the Parent Share Signing Date Price, multiplied by 115%.

(nn)    “Parent Share Collar Floor” shall mean the Parent Share Signing Date Price, multiplied by 85%.

(oo)    “Parent Share Signing Date Price” shall mean $16.23.

(pp)    “Parent Share Value” shall mean the Parent Share Average Closing Price; provided that: (i) if the Parent Share Average Closing Price is less than Parent Share Collar Floor, the Parent Share Value shall be deemed to equal the Parent Share Collar Floor or (ii) if the Parent Share Average Closing Price is greater than Parent Share Collar Cap, the Parent Share Value shall be deemed to equal the Parent Share Collar Cap; provided, further, that the Parent Share Value shall be subject to the adjustment pursuant to Section 7.1(e) by Parent.

(qq)    “Permit” shall mean any permit, license, registration, authorization, certificate or approval of or from any Governmental Authority or any Order.

(rr)    “Permitted Lien” shall mean (i) Liens for current taxes and assessments not yet past due, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens and similar Liens arising in the ordinary course of business, and (iii) other Liens and imperfections of title that do not materially detract from the current value of the property subject thereto or materially interfere with the current use by First Bexley of the property subject thereto.

(ss)    “Person” shall mean any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.

(tt)    “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

(uu)    “Property Taxes” means real, personal, and intangible ad valorem property taxes.

(vv)    “Proxy Statement/Prospectus” shall mean the prospectus in connection with the issuance of shares of Parent Common Stock to the First Bexley Shareholders pursuant to the Merger, and the proxy statement of First Bexley relating to the First Bexley Shareholders’ approval of this Agreement and the Merger, including any amendments or supplements thereto.

(ww)    “Registration Statement” shall mean the registration statement on Form S-4 to register the Parent Common Stock to be issued pursuant to Section 2.7, including any amendments or supplements thereto.

(xx)    “Regulatory Approval” shall mean the approval of the OCC, the FDIC, the Ohio Division of Financial Institutions and any other regulatory agency which is required to consummate the transactions contemplated hereby.

(yy)    “Related Party” shall mean: (a) any Person that serves as a director or executive officer of First Bexley or any of its Subsidiaries as of the date of this Agreement, (b) any Person controlled by a Person described in (a) above (other than First Bexley or its Subsidiaries), (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse, and (y) the individual’s parents, brothers, sisters and children; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.

(zz)    “Representatives” shall mean, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants, advisors or other representatives, including, without limitation, legal counsel, accountants and financial advisors.

(aaa)    “SEC” shall mean the United States Securities Exchange Commission or any successor thereof.

(bbb)    “Securities Act” shall mean the Securities Act of 1933, as amended.

(ccc)    “Stock Consideration Ratio” shall mean 80%, as adjusted in accordance with Section 2.7(b).

(ddd)    “Subsidiary” and “Significant Subsidiary” shall have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.

(eee)    “Superior Proposal” shall mean any bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party, which, upon acceptance by First Bexley, would create a legally binding obligation of such third party (subject to regulatory approval) to consummate the Acquisition Proposal, on terms that First Bexley’s Board of Directors determines in its good faith judgment, based upon the written advice of its outside legal counsel and an independent financial advisor, in both cases, from firms of national stature, (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of First Bexley Common Stock or all, or substantially all, of the assets of First Bexley and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of First Bexley Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to First Bexley’s Shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and (B) is, in light of the other terms of such proposal, more favorable to First Bexley Shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(fff)    “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

(ggg)    “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

(hhh)    “Total Cash Consideration” shall mean Total Merger Consideration, minus Total Stock Consideration.

(iii)    “Total Merger Consideration” shall mean $42,127,790.

(jjj)    “Total Stock Consideration” shall mean the amount by which Total Merger Consideration exceeds the Appraisal Cash Amount, multiplied by the Stock Consideration Ratio.

(jjj)    “Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(lll)    “WARN ACT” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(mmm)    “Well-Capitalized” shall mean “well-capitalized” as that term is defined in 12 C.F.R. 325.103.

1.2    Other Defined Terms. The following capitalized terms have the meanings in the Sections indicated below:

Defined Term	Section Reference
Adverse Recommendation Change	2.14(b)
Agreement	First Paragraph

Appraisal Shares	2.12
Audited Financial Statements	3.9(a)
Balance Sheet	3.9(a)
Balance Sheet Date	3.9(a)
Book Entry Shares	2.9(b)
Call Reports	3.9(a)
Cash Fraction	2.7(a)(ii)
Certificate	2.9(b)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Continuing Employee	5.7(a)
DOL	3.24(a)
Effective Time	2.3
Exchange Agent	2.9(a)
Exchange Agent Agreement	2.9(a)
Exchange Fund	2.9(a)
Excluded Shares	2.7(d)
Financial Statements	3.9(a)
First Bexley	First Paragraph
First Bexley Common Stock	2.7(a)
First Bexley Recommendation	2.14(a)
First Bexley Shareholders	Recitals
First Bexley Shareholders’ Meeting	2.14
Indemnitees	5.10(a)
Intellectual Property Rights	3.21
Interim Balance Sheet	3.9(a)
Interim Balance Sheet Date	3.9(a)
Interim Financial Statements	3.9(a)
Leased Property	3.14(c)
Leases	3.14(c)
Loans	3.17(a)
Non-Competition Agreement	5.14
Notice of Recommendation Change	2.14(b)(iii)
ORC	2.3
Ohio Secretary	2.3
Ohio Superintendent	2.3
Option Cash-Out Agreement	2.8
OREO	3.14(b)
Owned Property	3.14(b)
Parent	First Paragraph
Parent Common Stock	2.7(a)
Parent Plans	5.7(d)
Parent SEC Filings	4.10
Merger Consideration	2.7(a)
Real Property	3.14(c)
Regulatory Agencies	3.5
Surviving Bank	2.1
Tax-Free Reorganization	Recital
Tax-Adjuster Stock Consideration	2.17

Termination Fee	7.2(b)
Total Option Cash Consideration	2.8
Voting Agreement	Recitals

1.3    Other Definitional Provisions.

(a)    All terms defined in this Agreement shall have the meanings specified herein when used in any certificates or other documents made or delivered pursuant hereto or thereto, unless expressly stated therein or the context otherwise requires.

(b)    Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)    As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

(d)    Any document shall include that document as amended, notated, supplemented or otherwise modified from time to time and includes all exhibits, appendices, schedules, attachments and supplements thereto.

(e)    The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not such words appear.

ARTICLE II
THE MERGER

2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, First Bexley shall merge with and into First Financial. First Financial shall be the surviving entity (hereinafter referred to for the period at and after the Effective Time as the “Surviving Bank”). The Surviving Bank shall continue to exist as a national banking association under the laws of the United States under the name “First Financial Bank, National Association.” Upon consummation of the Merger, the separate legal existence of First Bexley shall terminate.

2.2    Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, at the offices of Squire Sanders (US) LLP, 221 East Fourth Street, Suite 2900, Cincinnati, Ohio, on a date to be specified by the parties, which date shall be no later than the first Friday that is also a Business Day after satisfaction or waiver of the conditions set forth in ARTICLE VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, place or date, or any or all, are agreed to in writing by the parties hereto. The date on which the Closing occurs is herein referred to as the “Closing Date”.

2.3    Effective Time. Subject to the provisions of this Agreement, as soon as reasonably practicable on the Closing Date the parties shall cause a certificate of merger (the “Certificate of Merger”) in respect of the Merger to be executed and delivered to the Ohio Superintendent of Financial Institutions (the “Ohio Superintendent”) in the form required by Section 1701.81 of the Ohio Revised Code (“ORC”), and filed by the Ohio Superintendent with the Ohio Secretary of State (the “Ohio Secretary”) under the ORC. The Merger shall become effective upon the filing of the Certificate of Merger with the Ohio Secretary, or such time thereafter, if any, as is agreed to in writing by Parent and First Financial and so provided in the Certificate of Merger filed with the Ohio Secretary. The date and time at which the Merger shall become effective is referred to in this Agreement as the “Effective Time”.

2.4    Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in Section 1115.11 and Chapter 1701 of the ORC and under the laws of the United States applicable to national banking associations, including, without limitation, 12 U.S.C. Section 215a and the regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of First Bexley shall vest in Surviving Bank, and all debts, duties and liabilities of First Bexley shall become the debts, liabilities and duties of Surviving Bank.

2.5    Articles of Association and By-laws of Surviving Bank. The articles of association of First Financial, as in effect immediately prior to the Effective Time, shall become and remain the articles of association of Surviving Bank until amended in accordance with applicable laws. The by-laws of First Financial, as in effect immediately prior to the Effective Time, shall become and remain the by-laws of Surviving Bank until amended in accordance with applicable laws.

2.6    Directors and Officers of the Surviving Corporation. Directors and Officers of the Surviving Corporation. As of the Effective Time:

a.The directors of Surviving Bank shall be the directors of First Financial immediately prior to the Effective Time together with such person, if any, as may be appointed pursuant to Section 5.12, each of whom shall serve as the directors of the Surviving Bank until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.

b.The officers of Surviving Bank shall be the officers of First Financial immediately prior to the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association and by-laws of Surviving Bank.

2.7    Conversion of Securities.

(a)Merger Consideration. At the Effective Time, subject to Section 2.7(b) and the other provisions of this Agreement, each share of the common stock of First Bexley, without par value (the “First Bexley Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and any Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive (in each case subject to ARTICLE VII) the following consideration (the “Merger Consideration”): (x) cash in an amount equal to Parent Share Value, multiplied by the Exchange Ratio, further multiplied by the difference between (a) 100% minus (b) the Stock Consideration Ratio, and (y) the number of shares of Parent common stock (the “Parent Common Stock”) (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.9(e)) equal to the Exchange Ratio, multiplied by the Stock Consideration Ratio.

(b)Stock Consideration Ratio Adjustment. Notwithstanding anything in this Agreement to the contrary, (i) if the Parent Share Average Closing Price is less than Parent Share Collar Floor, First Bexley may, upon written notice to First Financial and Parent, reduce the Stock Consideration

Ratio to no less than 75%, and (ii) if the Parent Share Average Closing Price is more than Parent Share Collar Cap, First Financial may, upon written notice to First Bexley, reduce the Stock Consideration Ratio to no less than 75%; provided that no such reduction shall be permitted if it would result in a failure of the Tax-Free Reorganization.

(c)Cancellation of Shares. Shares of First Bexley Common Stock, when converted in accordance with Section 2.7(a), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of First Bexley Common Stock previously represented thereby (i) the consideration set forth in Section 2.7(a), (ii) any dividends or other distributions in accordance with Section 2.9(c), and (iii) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.9(e), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.9.

(d)Treasury Stock; Excluded Shares. All shares of First Bexley Common Stock held by First Bexley as treasury shares or by Parent or First Financial or by any wholly-owned Subsidiary of Parent, First Financial or First Bexley immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).

2.8    First Bexley Stock Options. Prior to the Effective Time, First Bexley shall enter into such option cash-out agreements (the “Option Cash-out Agreements”), each substantially in the form attached as Exhibit B, and take such further actions as may, in First Financial’s reasonable discretion, be necessary such that immediately prior to the Effective Time each First Bexley Stock Option, whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash, without interest, equal to the product of (x) the total number of First Bexley Common Shares subject to such First Bexley Stock Option multiplied by (y) the excess, if any, of (a) the Exchange Ratio multiplied by the Parent Share Value over (b) the exercise price for the applicable First Bexley Stock Option (the aggregate of such amounts referred to herein as the “Total Option Cash Consideration”), less applicable Taxes required to be withheld with respect to such payment. At the Effective Time, each First Bexley Stock Option to purchase a share of First Bexley Common Stock whether or not then exercisable shall terminate and be of no further effect and any rights thereunder to purchase shares of First Bexley Common Stock shall also terminate and be of no further force or effect.

2.9    Exchange of First Bexley Common Stock.

(a)Exchange Agent. Prior to the Effective Time, First Financial shall deposit, or shall cause to be deposited, with U.S. Bank National Association (the “Exchange Agent”), for the benefit of the holders of shares of First Bexley Common Stock, for exchange in accordance with this ARTICLE II, through the Exchange Agent, sufficient cash and Parent Common Stock to make all deliveries of cash and Parent Common Stock as required by this ARTICLE II, including the Merger Consideration, pursuant to an exchange agent agreement among First Financial and the Exchange Agent (the “Exchange Agent Agreement”) in the form attached as Exhibit C with such modifications thereto as are reasonably acceptable to the parties hereto. First Financial agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.9(c) and to make payments in lieu of fractional shares pursuant to Section 2.9(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.9(c) and fractional shares in accordance with Section 2.9(e)) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of First Bexley Common Stock pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by First Financial, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of First Bexley Common Stock or payments due to holders of First Bexley Stock Options. Any interest and other income resulting from such investments shall be paid to First Financial. Except as contemplated by this Agreement and the Exchange Agent Agreement, the Exchange Fund shall not be used for any other purpose.

(b)Exchange Procedures. As promptly as practicable after the Effective Time, First Financial shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of First Bexley Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of First Bexley Common Stock shall pass, only upon proper delivery of the corresponding certificates (the “Certificates”) representing such shares to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to non-certificated shares represented by book entry (“Book Entry Shares”), and shall be in customary form as directed by First Financial and reasonably acceptable to First Bexley), and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of First Bexley Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.7, (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.7 and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.7, dividends and other distributions pursuant to Section 2.9(c) and cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.9(e). No interest shall be paid or accrued on any Merger Consideration. In the event of a transfer of ownership of shares of First Bexley Common Stock which is not registered in the transfer records of First Bexley, the Merger Consideration payable in respect of such shares of First Bexley Common Stock may be paid to a transferee if the Certificate representing such shares of First Bexley Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(c)Distributions with Respect to Unexchanged First Bexley Common Stock. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book Entry Share and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Share in accordance with this Section 2.9. Subject to applicable Law, following surrender of any such Certificate or Book Entry Share, there shall be paid to such holder of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash due pursuant to Section 2.7 and cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such holder’s whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of Parent Common Stock.

(d)Further Rights in First Bexley Common Shares. The Merger Consideration issued upon conversion of a share of First Bexley Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.9(c) or Section 2.9(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of First Bexley Common Stock.

(e)Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of First Bexley Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the Parent Share Value and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.7 hereof.

(f)Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of First Bexley Common Stock after one hundred eighty (180) days following the Effective Time shall be delivered to First Financial upon demand and, from and after such delivery to First Financial, any former holders of First Bexley Common Stock (other than Appraisal Shares) who have not theretofore complied with this ARTICLE II shall thereafter look only to First Financial for the Merger Consideration payable in respect of such shares of First Bexley Common Stock. Any amounts remaining unclaimed by holders of shares of First Bexley Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, thereupon become the property of First Financial free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(g)No Liability. Neither Parent, First Financial nor Surviving Bank shall be liable to any holder of shares of First Bexley Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Authority in the reasonable belief that such delivery was required pursuant to any abandoned property, escheat or similar law.

(h)Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to First Financial and, if required by First Financial, the posting by such Person of a bond, in such reasonable amount as First Financial may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of First Bexley Common Stock represented by such Certificate

(i)Withholding. Each of Parent, Surviving Bank and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of First Bexley Common Stock or First Bexley Stock Options such amounts as Parent, Surviving Bank or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, Surviving Bank or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of First Bexley Common Stock or First Bexley Stock Options in respect of whom such deduction and withholding was made by First Financial, the Surviving Corporation or the Exchange Agent, as the case may be.

(j)Book Entry. All shares of Parent Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates; provided that Parent may issue any of such shares in physical form at its sole discretion.

2.10    Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or First Bexley Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs, the portion of the Expanded Total Merger Consideration that is allocable to each share of First Bexley Common Stock and each First Bexley Stock Option will be adjusted accordingly to provide to the holders thereof the same economic effect as contemplated by this Agreement prior to such adjustment event.

2.11    Transfer Books; No Further Ownership Rights in First Bexley Common Stock. At the Closing Date, the stock transfer books of First Bexley shall be closed and thereafter there shall be no further registration of transfers of shares of First Bexley Common Stock on the records of First Bexley, except for the cancellation of such shares in connection with the Merger. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of First Bexley Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, bona fide Certificates are presented to Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

2.12    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of First Bexley Common Stock issued and outstanding immediately prior to the Effective Time as to which the holder of such shares shall have (i) not voted in favor of the Merger nor consented thereto in writing, (ii) properly complied with the provisions of Sections 1115.19 and 1701.85 of the ORC as to appraisal rights and any other Applicable Law and (iii) not effectively withdrawn or lost such holder’s rights to appraisal (each, an “Appraisal Share”), if any, shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.7, but instead at the Effective Time shall become the right to payment, solely from the Surviving Bank, of the fair value of such shares in accordance with the provisions of the ORC. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder (A) fails to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the ORC, (B) fails to establish his entitlement to appraisal rights as provided in the ORC, or (C) fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the ORC or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the ORC, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under the ORC shall be forfeited and cease and if such forfeiture shall occur following the Closing Date, each of such holder’s Appraisal

Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Merger Consideration pursuant to Section 2.7. First Bexley shall deliver prompt notice to First Financial of any demands for appraisal of any shares of First Bexley Common Stock and provide First Financial with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the ORC. Prior to the Effective Time, First Bexley shall not, without the prior written consent of First Financial, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.13    Proxy and Registration Statement. As promptly as reasonably practicable following the date of this Agreement, Parent and First Bexley shall prepare the Registration Statement on Form S-4 or other applicable form, which Parent shall file with the SEC and will include the Proxy Statement/Prospectus. Each of Parent and First Bexley shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. First Bexley will cause the Proxy Statement/Prospectus to be mailed to First Bexley Shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Stock in the Merger, and First Bexley shall furnish all information concerning First Bexley and the holders of First Bexley Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Parent will advise First Bexley promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or First Bexley, or any of their respective affiliates, officers or directors, is discovered by Parent or First Bexley which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to First Bexley Shareholders.

2.14    Shareholders Meetings.

(a)First Bexley shall take all action necessary in accordance with applicable laws and First Bexley’s current articles of incorporation and regulations to duly give notice of, convene and hold a meeting of its shareholders (the “First Bexley Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purposes of obtaining the approval of First Bexley Shareholders to adopt this Agreement. First Bexley shall, acting through its Board of Directors, (x) recommend that First Bexley Shareholders adopt this Agreement (the “First Bexley Recommendation”) and (y) use reasonable best efforts to solicit from First Bexley Shareholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of First Bexley Shareholders required by Applicable Law to obtain such approvals, except to the extent First Bexley’s Board of Directors has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement.

(b)Neither First Bexley’s Board of Directors nor any committee thereof shall, except as expressly permitted by this Section, (x) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or First Financial, the First Bexley Recommendation or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”). Notwithstanding the foregoing, First Bexley’s Board of Directors may make an Adverse Recommendation Change if and only if:

(i)First Bexley’s Board of Directors determines in good faith, based upon the written advice of its outside legal counsel and independent financial advisor, in both cases, from firms of national nature, that it has received an Acquisition Proposal (that did not result from a breach of Section 5.9) that is a Superior Proposal;

(ii)First Bexley’s Board of Directors determines in good faith, based upon the written advice of such outside legal counsel, that a failure to accept such Superior Proposal would result in First Bexley’s Board of Directors breaching its fiduciary duties to First Bexley and its Shareholders under Applicable Law;

(iii)First Bexley’s Board of Directors provides written notice (a “Notice of Recommendation Change”) to First Financial of its receipt of the Superior Proposal and its intent to make an Adverse Recommendation Change on the fifth Business Day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (and include a copy thereof with all accompanying documentation, which, for purposes of clarity, shall not include written advice of such outside legal counsel or such independent financial advisor) and identifying the Person or Persons making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five Business Day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three Business Days following the giving of such new Notice of Recommendation Change);

(iv)after providing such Notice of Recommendation Change, First Bexley shall negotiate in good faith with First Financial (if requested by First Financial) and provide First Financial reasonable opportunity during the subsequent five (or three, as applicable) Business Day period to make such adjustments in the terms and conditions of this Agreement as would enable First Bexley’s Board of Directors to proceed without an Adverse Recommendation Change; provided, however, that (a) First Financial shall not be required to propose any such adjustments, and (ii) no Adverse Recommendation Change shall be made by First Bexley’s Board of Directors nor any committee thereof if First Financial shall have offered to adjust, modify or amend the terms of this Agreement to provide for substantially identical terms and conditions as Superior Proposal; and

(v)First Bexley’s Board of Directors, following such five (or three, as applicable) Business Day period, again determines in good faith, based upon the written advice of such outside legal counsel and such independent financial advisor, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to First Bexley and the First Bexley Shareholders under Applicable Law.

2.15    Closing Deliveries by First Bexley. At the Closing, First Bexley shall deliver or cause to be delivered to First Financial:

(a)a certificate of the Secretary of First Bexley, dated as of the Closing Date, certifying to: (i) the charter documents of First Bexley; (ii) resolutions of the board of directors of First Bexley approving the Merger and the execution, delivery and performance of this Agreement; and (iii) action by First Bexley Shareholders holding the requisite voting power under its Charter Documents and Applicable Law approving the Merger and the execution, delivery and performance of this Agreement;

(b)a certificate, dated as of the Closing Date and signed by a duly authorized officer of First Bexley, certifying that each of the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;

(c)the Exchange Agent Agreement duly executed by the Exchange Agent;

(d)a certificate that satisfies the requirements of Treasury Regulations Section 1.1445-2(c)(3), duly executed by an authorized officer of First Bexley, confirming that First Bexley is not and has never been a United States real property holding corporation.;

(e)each Option Cash-Out Agreement duly executed by First Bexley and the holder of the applicable First Bexley Stock Options; and

(f)such other documents as First Financial reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement.

2.16    Closing Deliveries by First Financial. At the Closing, First Financial shall deliver or cause to be delivered to First Bexley:

(a)evidence reasonably satisfactory to First Bexley of the payment of the Merger Consideration to the Exchange Agent;

(b)a certificate of the Secretary of each of Parent and First Financial, dated as of the Closing Date, certifying the: (i) resolutions of the board of directors of Parent and First Financial, as applicable, approving the Merger and the execution, delivery and performance of this Agreement; and (ii) incumbency and signatures of the officers of Parent and First Financial executing this Agreement and any other certificate or document delivered by Parent and First Financial in connection with this Agreement;

(c)a certificate, dated as of the Closing Date and signed by a duly authorized officer of each of Parent and First Financial, that each of the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied;

(d)the Exchange Agent Agreement duly executed by First Financial and the Exchange Agent; and

(e)such other documents as First Bexley reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement

2.17    Tax Adjustment. Notwithstanding anything in this Agreement to the contrary, to preserve the Tax-Free Reorganization, if the aggregate value of the shares of Parent Common Stock to be issued in connection with the Merger (excluding the value of fractional shares for which cash is to be paid pursuant to Section 2.9(e)) based upon the closing price of the Parent Common Stock as reported on the NASDAQ on the trading day immediately preceding the Closing Date (the “Tax Adjuster Stock Consideration”) would be less than 40% of the sum of the Tax-Adjuster Cash Consideration (as defined below) and the Tax-Adjuster Stock Consideration, then the Exchange Ratio will be increased with a corresponding decrease to the Total Cash Consideration so that the Tax-Adjuster Stock Consideration is equal to 40% of the sum of the Tax-Adjuster Stock Consideration and the Tax-Adjuster Cash Consideration without changing the value of the Total Merger Consideration. For purposes of this Agreement, the term “Tax-Adjuster Cash Consideration” shall mean the sum of (i) the aggregate cash consideration to be paid in exchange for the First Bexley Common Stock (including, without limitation, the Appraisal Cash Amount) and (ii) the aggregate cash consideration to be paid in lieu of fractional shares of First Bexley Common Stock pursuant to Section 2.9(e).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF FIRST BEXLEY

First Bexley hereby makes the following representations and warranties to Parent and First Financial, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), except as set forth in the written Disclosure Schedule delivered by First Bexley to Parent. Such First Bexley Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE III, and the disclosures in any section or subsection of the First Bexley Disclosure Schedule shall qualify other sections and subsections in this ARTICLE III only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
3.1    Organization.

(a)First Bexley is an Ohio state-chartered commercial bank (i) duly organized, validly existing and in good standing under the laws of the State of Ohio, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect. True, complete and correct copies of the Charter Documents of First Bexley, as in effect as of the date of this Agreement, have previously been made available to the Parent and First Financial.

3.2    Authority; Binding Nature.

(a)First Bexley has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by First Bexley of this Agreement and the consummation by First Bexley of the transactions contemplated by this Agreement, have been duly and validly approved by the board of directors of First Bexley. Subject to the First Bexley

Shareholders’ approval as contemplated by Section 6.2(c), no other corporate proceedings on the part of First Bexley are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by First Bexley and constitutes (assuming due authorization, execution and delivery by Parent and First Financial) the legal, valid and binding obligations of First Bexley enforceable against First Bexley in accordance with its terms, except as such enforceability may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)First Bexley and its Subsidiaries have taken all reasonable actions by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Ohio to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. First Bexley and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make this Agreement and the transactions contemplated hereby comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

3.3    No Conflicts. The execution, delivery and performance of this Agreement by First Bexley, and the consummation of the transactions contemplated hereby, do not and will not (a) conflict with, or result in a breach or violation of or default under, any terms or conditions of the Charter Documents of First Bexley or any of its Subsidiaries, or (b) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to First Bexley or any of its Subsidiaries, (y) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to, any Material Contract, or (z) result in the creation or imposition of any Lien on any of the assets of First Bexley or its Subsidiaries.

3.4    Consents and Approvals. Other than the Regulatory Approvals and such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 3.4, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of First Bexley are required in connection with the execution, delivery and performance by First Bexley of this Agreement, and the consummation of the transactions contemplated hereby.

3.5    Regulatory Matters. First Bexley has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010 with (i) the FDIC; (ii) the Ohio Division of Financial Institutions (“ODFI”) and any predecessor agency; and (iii) any other applicable bank regulatory agencies (collectively, “Regulatory Agencies”) and have paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Except as set forth in Schedule 3.5, neither First Bexley nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that restricts, or by its terms will in the future restrict, the conduct of its business in any material respect. Except as set forth in Schedule 3.5, there is no unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of the business operations of First Bexley.

3.6    Capitalization.

(a)The authorized capital stock of First Bexley consists of (i) 18,000,000 shares of First Bexley Common Stock, of which 1,381,239 shares are issued and outstanding as of the date of this Agreement, and none of which are held in treasury, and (ii) 2,000,000 preferred shares, none of which are issued and outstanding. The above issued and outstanding shares of First Bexley Common Stock constitute all of the issued and outstanding capital stock of First Bexley as of the date of this Agreement, and have been duly authorized, validly issued and are fully paid and nonassessable. None of the shares of First Bexley Common Stock have been issued or disposed of in violation of any preemptive rights of any Person. As of the date of this Agreement, 128,298 shares of First Bexley Common Stock were reserved for issuance upon the exercise of outstanding First Bexley Stock Options and 75,000 shares of First Bexley Common Stock were available for future grants of stock options under the First Bexley Stock Option Plans. First Bexley has furnished to First Financial a true, complete copy of the First Bexley Stock Option Plans, and Schedule 3.6(a) sets forth a list of all participants in the First Bexley Stock Option Plans as of the date hereof and identifies the number of shares of First Bexley Common Stock subject to First Bexley Stock Options held by each participant therein, the exercise price or prices of such First Bexley Stock Options and the dates each First Bexley Stock Option was granted, becomes exercisable and expires.

(b)Except as disclosed in Schedule 3.6(b), there are no outstanding (i) rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating First Bexley or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of First Bexley, or any securities exchangeable for or convertible into the capital stock of First Bexley, (ii) contractual obligations of First Bexley or any of its Affiliates, or rights of a Person, to repurchase, redeem or otherwise acquire any shares of capital stock of First Bexley or its Subsidiaries, or (iii) proxies, voting agreements, voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the shares of First Bexley Common Stock (except for the Voting Agreements delivered in connection with this Agreement). No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by First Bexley and are outstanding.

3.7    Deposits. The deposit accounts of First Bexley are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of First Bexley, and First Bexley’s records accurately reflect such accrual of interest. Except as disclosed on Schedule 3.7, the deposit accounts of First Bexley have been originated and administered in accordance with the terms of the respective governing documents and in compliance with all Applicable Laws. First Bexley has not received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of First Bexley. To First Bexley’s Knowledge, there is no action by the FDIC to terminate First Bexley’s deposit insurance and First Bexley has not received any written claim or notice threatening action alleging any of the foregoing.

3.8    Subsidiaries.

(a)Schedule 3.8(a) sets forth a true and complete list of each Subsidiary of First Bexley.

(b)Other than as set forth on Schedule 3.8(b), there are no corporations, partnerships, limited liability companies, associations or other entities in which First Bexley owns any equity or other interest. All outstanding shares or ownership interests of First Bexley’s Subsidiaries are validly issued, fully paid and nonassessable and owned by First Bexley free and clear of any Liens other than Permitted Liens.

3.9    Financial Information.

(a)Copies of (i) First Bexley’s consolidated audited financial statements including the financial information of First Bexley as of December 31, 2012, 2011 and 2010 and the related statements of operations and changes in shareholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements including the balance sheet of First Bexley as of September 30, 2013 and the related statements of operations and changes in shareholders’ equity and cash flows for the nine month period then ended (the “Interim Financial Statements”) and (ii) the Consolidated Reports of Condition and Income of First Bexley that were filed by First Bexley in 2013 and 2012 (such reports, the “Call Reports”) that are publicly available ((i) and (ii) collectively, the “Financial Statements”) have previously been made available to Parent and First Financial. The balance sheet of First Bexley as of December 31, 2012 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” The balance sheet of First Bexley as of September 30, 2013 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”

(b)Subject to the assumptions and qualifications set forth therein, the Financial Statements, when read together, present fairly, in all material respects, the financial position of First Bexley, at their dates and the results of operations and changes in shareholders’ equity of First Bexley for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.

(c)Except as set forth in the Financial Statements or on any Schedules hereto, First Bexley is not liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any Person (other than debts or obligations of First Bexley). First Bexley is not currently liable for, or obligated to pay, any deferred purchase price amount arising from the acquisition of the equity or assets of a Person.

(d)The records, systems, controls, data and information of First Bexley and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of First Bexley or its Subsidiaries or accountants (including all means of access thereto and therefrom). First Bexley and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP and Applicable Law.

3.10    Disclosure. No representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to First Bexley's disclosure schedule furnished to First Financial pursuant to the provisions hereof, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which such statements were made, not misleading.

3.11    Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date through the Closing Date, except as reflected in the Interim Financial Statements, as set forth in Schedule 3.11, First Bexley has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change.

3.12    No Undisclosed Liabilities. Neither First Bexley nor its Subsidiaries has any liability or obligation (whether absolute, accrued, contingent or otherwise), except for (i) those liabilities that are reflected or reserved against on the Financial Statements (including any notes thereto), (ii) those liabilities incurred in the ordinary course of business consistent with past practice from the Balance Sheet Date through the date of this Agreement, (iii) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (iv) those liabilities and obligations, if any, set forth in Schedule 3.12.

3.13    Taxes.

(a)(i) All federal and state Tax Returns and all other material Tax Returns that were or are required to be filed on or before the Closing Date by First Bexley or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were or will be prepared in substantial compliance with all Applicable Laws; (ii) all Taxes due and owing by First Bexley or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending as of the date of this Agreement, or, if pending, have been specifically identified by First Bexley to Parent and First Financial and adequately reserved for in the Financial Statements. Neither First Bexley nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(b)No federal, state, local or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to First Bexley or any of its Subsidiaries. Neither First Bexley nor its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where First Bexley or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against First Bexley or any of its Subsidiaries. Schedule 3.13(b) lists all Tax Returns filed by First Bexley and its Subsidiaries for taxable periods ended on or after December 31, 2011, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. Parent and First Financial have received correct and complete copies of all federal and state Tax Returns filed by First Bexley for taxable periods ended on or after December 31, 2011 and all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by First Bexley with respect to those taxable periods.

(c)There are no Liens on First Bexley’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable.
(d)Neither First Bexley nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

(e)First Bexley and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(f)Except as listed on Schedule 3.13(f), neither First Bexley nor any of its Subsidiaries is (or has been) a party to any Tax allocation or sharing agreement. Neither First Bexley nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was First Bexley); or (B) has any liability for Taxes of any Person (other than First Bexley or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract or otherwise. Any Tax allocation or sharing agreement that is listed on Schedule 3.13(f) will be terminated as of the Closing Date and will have no further effect for any taxable year (whether the current year, a future year or a past year). As of the Closing Date, First Bexley and its Subsidiaries shall have no further liability or claim under such Tax allocation or sharing agreements.

(g)Except as listed on Schedule 3.13(g), there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which First Bexley or any Subsidiary is a party and that could be treated as a partnership for federal income Tax purposes.

(h)Neither First Bexley nor any Subsidiary has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.

(i)No claim has been made in the last five (5) years by a taxing authority in a jurisdiction where First Bexley or any Subsidiary does not file Tax Returns that First Bexley (or such Subsidiary) is or may be subject to taxation by that jurisdiction nor is there any factual or legal basis for any such claim.

(j)Neither First Bexley nor any Subsidiary has, in the last five (5) years, distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k)Neither First Bexley nor any Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)Neither First Bexley nor any Subsidiary participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.

(m)Neither First Bexley nor any Subsidiary has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). First Bexley and each Subsidiary have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A(c) of the Code.

(n)No gain recognition agreements have been entered into by either First Bexley or any Subsidiary, and, except as listed on Schedule 3.13(n), neither First Bexley nor any of its Subsidiaries has obtained a private letter ruling or closing agreements from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(o)Neither First Bexley nor any Subsidiary is or has at any time been (A) a “controlled foreign corporation” as defined by Section 957 of the Code; (B) a “personal holding company” as that term has been defined from time to time in Section 542 of the Code; (C) a “passive foreign investment company” nor has First Bexley or any Subsidiary at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Section 1296 or 1297 of the Code.

(p)First Bexley and each Subsidiary is in full compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(q)Except as listed on Schedule 3.13(q), there is no agreement, contract or arrangement to which First Bexley or any Subsidiary is a party that could, individually or collectively, result in the payment of any amount that would not be deductible by reason of Sections 280G (as determined without regard to Section 280G(b)(4) (or any corresponding provision of state, local or non-U.S. Tax law), 162 (other than 162(a)), or 404 of the Code.

(r)Neither First Bexley nor any Subsidiary has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) as a result of any prepaid amount received on or prior to the Closing Date; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(s)First Bexley and its Subsidiaries have complied in all material respects with all applicable unclaimed property Laws. Without limiting the generality of the foregoing, First Bexley and each Subsidiary has established and followed procedures to identify any unclaimed property and, to the extent required by Applicable Law, remit such unclaimed property to the applicable Governmental Authority. First Bexley’s and each Subsidiary’s records are adequate to permit a Governmental Authority or other outside auditor to confirm the foregoing representations.

(t)All transactions for taxable years for which the statute of limitations is still open (including but not limited to sales of goods, loans, and provision of services) between (i) First Bexley or any Subsidiary and (ii) any other Person that is controlled directly or indirectly by First Bexley (within the meaning of Section 482 of the Code) were effected on arms’-length terms and for fair market value consideration.

(u)The unpaid Taxes of First Bexley and each Subsidiary (a) did not, as of September 30, 2013, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (b) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of First Bexley and each Subsidiary in filing its Tax Returns. Since the date of the Interim Balance Sheet, neither First Bexley nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(v)First Bexley operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

(w)First Bexley has provided or otherwise made available to Parent all of First Bexley’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to First Bexley or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date including all Tax opinions relating to and in the audit files of First Bexley or its Subsidiaries.

3.14    Title to Assets; Real Property.

(a)Except as set forth on Schedule 3.14(a), as of the date of this Agreement, First Bexley or one of its Subsidiaries has, and as of the Closing, First Bexley will have good and marketable title or a valid leasehold interest in, easement or right to use all of the assets and properties reflected on the Interim Balance Sheet as being owned or leased, as applicable (except for assets sold or otherwise disposed of or leases that have expired since the Interim Balance Sheet Date in the ordinary course of business), and none of such properties or assets is subject to any Liens other than Permitted Liens. All such properties and assets are in good condition, ordinary wear and tear excepted, and, in all material respects, are fit for the uses to which they are being put.

(b)Schedule 3.14(b) is a true, correct and complete list of all real property owned by First Bexley or one of its Subsidiaries other than “real estate owned” (the “OREO”) acquired as a result of debts previously contracted which are not used for the operations of First Bexley (together with any buildings, structures, fixtures or other improvements thereon, the “Owned Property”).

(c)Schedule 3.14(c) is a true, correct and complete list of all leases pursuant to which First Bexley or one of its Subsidiaries is a lessee or lessor (the “Leases”) of any real property (together with any buildings, structures, fixtures or other improvements thereon, the “Leased Property” and, together with the Owned Property, the “Real Property”). All such Leases are valid, legally binding, in full force and effect, and enforceable in accordance with their terms, subject to applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity. Other than as set forth on Schedule 3.14(c), there is not under any of the Leases: (i) any default by First Bexley or its Subsidiaries or any claim of default which with notice or lapse of time, or both, would constitute a default; or (ii) to First Bexley’s Knowledge, any default or claim of default against any lessor to or lessee of First Bexley or its Subsidiaries, or any event of default or event which with notice or lapse of time, or both, would constitute a default by any such lessor or lessee. The consummation of the transactions contemplated hereby will not result in a breach or default under any of the Leases, and, except as set forth on Schedule 3.14(c) hereto and specifically identified as such, no consent of or notice to any third party is required as a consequence thereof. First Bexley has made available to Parent and First Financial true, correct and complete copies of the Leases, and no Lease has been modified in any respect since the date it was made available. Except as set forth on Schedule 3.14(c) none of the property subject to a Lease is subject to any sublease, license or other agreement granting to any person any right to the use, occupancy or enjoyment of such property or any portion thereof. Neither First Bexley nor any of its Subsidiaries has received written notice that the landlord with respect to any real property lease would refuse to renew such lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.

3.15    Litigation; Orders.

(a)Except as set forth on Schedule 3.15(a), there is no material Proceeding pending or, to First Bexley’s Knowledge, threatened either (i) against First Bexley or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b)Except as set forth on Schedule 3.15(b), there is no Order either (i) outstanding against First Bexley or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or materially delay any of the transactions contemplated by this Agreement.

(c)To First Bexley’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against First Bexley or any of its Subsidiaries.

3.16    Compliance.

(a)Except as identified on Schedule 3.16(a), First Bexley and each of its Subsidiaries are in material compliance with all Applicable Laws and Orders. First Bexley and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b)Except as identified on Schedule 3.16(b), neither First Bexley nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any material Permit which it holds.

(c)First Bexley has implemented one or more formal codes addressing each of ethics, conflicts of interest policies, customer privacy policies, anti-money laundering policies, and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to Parent. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

3.17    Loans.

(a)Except as identified on Schedule 3.17(a), each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by First Bexley and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with Applicable Laws, (ii) has been made, entered into or acquired by First Bexley or one of its Subsidiaries in accordance with customary board of director-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and correct in all material respects, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, First Bexley or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to First Bexley’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided that the enforcement of each of (iii) and (v) above may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. None of the rights or remedies under the documentation relating to the Loans has been amended, modified, waived, subordinated or otherwise altered by First Bexley, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to First Financial and was entered into by First Bexley in good faith and in its ordinary course of business. For purposes of this Section 3.17(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.

(b)First Bexley has previously disclosed a complete and correct list of all Loans that, as of the Interim Balance Sheet Date (i) are contractually past due 90 days or more in the payment of principal and/or interest, (ii) are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” (or words of similar import) together with the principal amount on each such Loan and the identity of the obligor thereunder. Schedule 3.17(b) sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by First Bexley or its Subsidiaries as of the Interim Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of First Bexley and each of its Subsidiaries have been made available to Parent.

(c)Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents in all material respects, First Bexley’s underwriting and servicing standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with Applicable Laws and applicable requirements of any government-sponsored enterprise program. First Bexley and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

(d)Except as set forth on Schedule 3.17(d), none of the agreements pursuant to which First Bexley or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of First Bexley or its Subsidiaries, as applicable.

(e)First Bexley has made available to First Financial true and correct copies of the loan files related to the Loans. Such files contain, in all material respects, all of the documents and instruments relating to such Loans.

(f)All payments made on the Loans have been properly credited to the respective Loan.

(g)As to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and to First Bexley’s Knowledge, will remain in full force and effect following the Closing Date, in each case, without any further action by First Bexley subject to First Bexley fulfilling its obligations under the Small Business Administration Agreement that arise after the date hereof.

(h)Schedule 3.17(h) sets forth a list of all Loans by First Bexley and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of First Bexley or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of First Bexley on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Schedule 3.17(h) has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.

3.18    Allowance for Loan Losses. The allowances for loan and lease losses and for credit losses contained in the Financial Statements and the allowance for loan and lease losses and for credit losses shown on any financial statements delivered in accordance with Section 5.15, as the case may be, were and will be as of the Closing Date established in accordance with the practices and experiences of First Bexley and its Subsidiaries and were and will be as of the Closing Date adequate under and in accordance with the requirements of GAAP.

3.19    Investment Portfolio. All investment securities held by First Bexley, as reflected in the Financial Statements, are carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by the Regulatory Agencies. First Bexley has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of First Bexley.

3.20    Interest Rate Risk Management Instruments. Except as set forth on Schedule 3.20, First Bexley is not a party to any interest rate swaps, caps, floors, derivative, hedge, foreign exchange or currency purchase or sale agreements, or other interest rate or risk management arrangements or agreements.

3.21    Intellectual Property. Schedule 3.21 sets forth, as of the date of this Agreement, a list of all patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, domain name registrations and registered copyrights and applications therefor (collectively, “Intellectual Property Rights”) that, in each case, are material to the conduct of the business of First Bexley, as presently conducted. First Bexley owns or otherwise has the right to use, each such Intellectual Property Right. Except as set forth on Schedule 3.21, the conduct of the business of First Bexley as currently conducted does not to First Bexley’s Knowledge infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, and no claims are pending or, to First Bexley’s Knowledge, threatened alleging that First Bexley is infringing the rights of any Person with regard to any Intellectual Property Right. To First Bexley’s Knowledge, as of the date of this Agreement, no Person is infringing, misappropriating or otherwise violating the rights of First Bexley with respect to any Intellectual Property Right.

3.22    Environmental Matters.

(a)Except as set forth on Schedule 3.22, (i) no notice, notification, demand, request for information, citation, summons or order has been received by First Bexley or any of its Subsidiaries, no complaint has been filed against First Bexley or any of its Subsidiaries, no penalty has been assessed against First Bexley or any of its Subsidiaries, and no investigation, action, claim or suit is pending or, to First Bexley’s Knowledge, is threatened against First Bexley or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) First Bexley, each of its Subsidiaries, the Real Property and all OREO are in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iii) neither First Bexley nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location; and (iv) neither First Bexley nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law. Each of First Bexley and its Subsidiaries has developed, incorporated into its policies and is undertaking commercially reasonable risk management procedures in connection with its origination and servicing of loans, including in the exercise of any rights in the event of a borrower default, so as to minimize any potential liability to First Bexley or any of its Subsidiaries under any Environmental Laws.

(b)To First Bexley’s Knowledge, there has been no release of any Hazardous Substance by First Bexley or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any unpaid remedial obligation, corrective action requirement or liability under applicable Environmental Laws.

(c)To First Bexley’s Knowledge, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by First Bexley or any of its Subsidiaries, and no other condition has existed or event has occurred with respect to First Bexley or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or could reasonably be expected to result in liability to First Bexley or any of its Subsidiaries under any Environmental Law.

3.23    Material Contracts. Schedule 3.23 sets forth a list of all Material Contracts as of the date hereof. Except as set forth on Schedule 3.23, neither First Bexley nor any of its Subsidiaries is a party to any Contract that contains (i) any noncompetition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any material respect the ability of First Bexley to solicit customers in the manner in which or the localities in which, all or any portion of its business is conducted or (ii) any agreement that grants any right of first refusal or right of first offer or similar rights or that limits or purports to limit the ability of First Bexley to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business. All Material Contracts are valid and binding agreements of First Bexley or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, rules or regulations affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither First Bexley nor its Subsidiaries is in material violation or breach of or material default under any Material Contract. To First Bexley’s Knowledge, no third party is in violation or breach of or default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.24    Employee Benefit Matters.

(a)Schedule 3.24(a) sets forth a true and complete list of each Employee Benefit Plan. Only employees and former employees of First Bexley (and their eligible dependents) participate in the Employee Benefit Plans. Within five (5) Business Days of the date of this Agreement, First Bexley shall provide a list of the names of the Employee Benefit Plans in which each such person participates and the participants therein. First Bexley has not been notified that any Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (“DOL”) or other Governmental Authority.

(b)With respect to each Employee Benefit Plan, complete and correct copies of the following documents have been made available to Parent and First Financial: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including, without limitation, contracts with service providers and insurers) with respect to each such Employee Benefit Plan and, in the case of any Employee Benefit Plan that is not in written form, a description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; (v) current ERISA bonds; and (vi) all correspondence to and from the IRS, DOL, or any other Governmental Agency within the past three (3) years relating to any Employee Benefit Plan (other than the documentation provided under (iii) and (iv) above).

(c)Except as set forth in Schedule 3.24(c), with respect to each Employee Benefit Plan: (i) such Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all Applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act, and any regulations or rules promulgated thereunder; (ii) no Proceedings are pending, or to First Bexley’s Knowledge, threatened; (iii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any such Employee Benefit Plan or any Contract relating thereto as of the Closing Date have been made; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; and (v) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d)With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which First Bexley is entitled to rely under IRS pronouncements, and no such determination letter, opinion letter or advisory letter has been revoked nor, to First Bexley’s Knowledge, has revocation been threatened.

(e)All contributions (including, without limitation, all employer contributions and employee salary reduction contributions), premiums and benefit payments required by and due from First Bexley and any Affiliate under or in connection with the terms of each Employee Benefit Plan have been made within the time periods prescribed by the Employee Benefit Plan, ERISA and the Code.

(f)Each Employee Benefit Plan may be amended, terminated or otherwise modified by First Bexley in its sole discretion, including the elimination of any and all future benefit accruals thereunder, without any adverse consequences to First Bexley, other than providing COBRA benefits to qualified beneficiaries of any Employee Benefit Plan that is a group health plan. No communications or provision of any Employee Benefit Plan has failed to effectively reserve the right of First Bexley to so amend, terminate or otherwise modify such Employee Benefit Plan. Neither First Bexley nor any of its Affiliates has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan. Except as set forth in Schedule 3.24(f), each asset held under each Employee Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge, comparable liability, or consent of a person or entity, other than First Bexley or the trustee of such plan.

(g)Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan is or will be subject to the penalties or Section 409A(a)(1) of the Code. Neither First Bexley nor any Affiliate has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any tax imposed under Section 409A of the Code.

(h)No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(i)Except as set forth in Schedule 3.24(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event: (i) result in any payment (including, without limitation, any separation, severance, termination, retention, or similar payments or benefits) becoming due, or increase the amount of compensation due, to any current or former employee, officer, director or other individual of First Bexley or any Subsidiary; (ii) increase any benefits payable under any Employee Benefit Plan; or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits. Further, neither First Bexley nor any Subsidiary has announced any type of plan or binding commitment to create any additional Employee Benefit Plan, to enter into any agreement with any current or former employee, officer, director, or other individual or to amend or modify any existing Employee Benefit Plan or agreement with any current or former employee, officer, director, or other individual.
(j)Except as set forth in Schedule 3.24(j), neither First Bexley nor any Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. First Bexley has at all times complied with COBRA in all material respects, and has maintained adequate records to evidence such compliance.

(k)No Employee Benefit Plan is, and neither First Bexley nor any Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither First Bexley nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any multiemployer plan. Except as set forth in Schedule 3.24(k), none of the Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). Except as set forth in Schedule 3.24(k), no Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither First Bexley nor any Affiliate has ever contributed to or had an obligation to contribute to any such plan.

(l)Schedule 3.24(l) sets forth a complete list of all severance and termination benefits with respect to which First Bexley has or will have any liability, under any Employee Benefit Plan or other employment agreement, severance agreement, program, practice, or arrangement.

(m)The consummation of the transactions contemplated by this Agreement will not require the funding (whether on a formal or informal basis) of the benefits under any Employee Benefit Plan.

(n)No participants in any Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(o)Except as set forth in Schedule 3.24(o), the 401(k) Plan is not funded with and does not allow for payments, investments, or distributions in any employer security of First Bexley or any Affiliate (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.

(p)Except as set forth in Schedule 3.24(p), no reportable event within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Benefit Plan, and neither First Bexley nor to First Bexley’s Knowledge any Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(q)No Employee Benefit Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Code Section 419 or 419A.

(r)Neither First Bexley nor any Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under any pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 302 or Title IV of ERISA or to Section 412 of the Code.

3.25    Labor Relations (Employment Matters).
(a)There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to First Bexley’s Knowledge, threatened against or affecting First Bexley. First Bexley is not a party to any collective bargaining agreements or similar labor agreements. First Bexley is, and has at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Applicable Law. First Bexley has not received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to First Bexley and, to First Bexley’s Knowledge, no such investigation is in progress.

(b)Since the Balance Sheet Date, First Bexley has not effectuated a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of First Bexley or its Subsidiaries.

(c)Except as set forth on Schedule 3.25(c), First Bexley is not a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.

(d)Schedule 3.25(d) sets forth a complete list of all employees of First Bexley and their basic employment data (including, without limitation, with respect to each such employee, current salary or wage, total compensation for 2012 and date of hire). No individuals other than those set forth on Schedule 3.25(d) are deemed employees of First Bexley.

(e)None of First Bexley and its Subsidiaries has incurred any workers’ compensation liability outside of its ordinary course of business.

(f)Except as set forth on Schedule 3.25(f), there are no employment agreements, severance agreement or other employment arrangement to which First Bexley is a party.

(g)Except as set forth on Schedule 3.25(g), there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between First Bexley and any current or former employee of First Bexley.

(h)Except as set forth on Schedule 3.25(h), to First Bexley's Knowledge, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between any of First Bexley’s current employees and any third party.

3.26    Related Party Transactions. Except as set forth on Schedule 3.26 and normal reimbursements for business expenses made in the ordinary course of business, neither First Bexley nor its Subsidiaries is a party to any Contract or depository relationship with any Related Party or in which (to First Bexley’s Knowledge) any Related Party has a material interest.

3.27    Insurance. Each of First Bexley and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of First Bexley reasonably has determined to be prudent with respect to their businesses, properties and assets. Schedule 3.27 sets forth (i) a list of all insurance policies maintained with respect to the business and assets of First Bexley and its Subsidiaries, (ii) all coverage limits, premiums and costs with respect to such insurance policies, and (iii) all claims made under such insurance policies since December 31, 2010, the underlying incidents and dates of such claims, the insurance proceeds recovered with respect to such claims, the retention and deductibles with respect to such claims. All insurance policies with respect to the business and assets of First Bexley are in full force and effect, all premiums due and payable thereon have been paid, First Bexley and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. To First Bexley’s Knowledge, there is no claim pending under any such policies with a respect to First Bexley or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

3.28    Brokers. Except for Keefe, Bruyette & Woods, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of First Bexley.

3.29    Sufficiency of Assets. Except as set forth in Schedule 3.29, First Bexley and its Subsidiaries own or have the right to use, and after the consummation of the transactions contemplated hereby, the Surviving Bank will continue to own or have the right to use, all of the tangible assets, liabilities, rights and properties necessary to conduct the business of First Bexley, in all material respects in the same manner and on substantially the same terms as currently conducted.

3.30    Information Supplied. None of the information supplied or to be supplied by First Bexley for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the First Bexley Shareholders or at the time of First Bexley Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of First Bexley incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by First Bexley with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or First Financial for inclusion in the Proxy Statement/Prospectus or the Registration Statement.

3.31    Fairness Opinion. The Board of Directors of First Bexley has received the opinion of Keefe, Bruyette & Woods, Inc., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the First Bexley Shareholders is fair, from a financial point of view, to the First Bexley Shareholders.

3.32    Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. First Bexley is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by First Bexley pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Board of Directors of First Bexley (or, where appropriate, the Board of Directors of any of First Bexley’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

3.33    CRA Compliance. First Bexley is Well-Capitalized and its most recent examination rating under the Federal Community Reinvestment Act, as amended (“CRA”), was “satisfactory” or better. To First Bexley’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause First Bexley to receive any notice of non-compliance with such provisions of the CRA or cause First Bexley’s CRA rating to decrease below the “satisfactory” level.

3.34    First Bexley Information. True and complete copies of all documents listed in First Bexley’s disclosure schedule have been made available or provided to First Financial. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in First Bexley’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of First Bexley, all of which have been made available to First Financial, are complete and correct in all material respects, including the maintenance of a system of internal accounting controls sufficient to provide reasonable assurance that transactions are executed with its management’s authorizations.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND FIRST FINANCIAL

Parent and First Financial hereby make the following representations and warranties to First Bexley, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), except as set forth in the written Disclosure Schedule delivered by Parent and First Financial to First Bexley. Such Parent and First Financial Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE IV, and the disclosures in any section or subsection of the Parent and First Financial Disclosure Schedule shall qualify other sections and subsections in this ARTICLE IV only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
4.1    Organization.

(a)Parent is a corporation (i) duly organized, validly existing and in good standing under the Laws of Ohio (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. Parent is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)First Financial is a national banking association (i) duly organized, validly existing and in good standing under the Laws of the United States (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. First Financial is duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect.

4.2    Authority; Binding Nature. Each of Parent and First Financial has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and First Financial, and the consummation of the transactions contemplated hereby has been duly authorized by all necessary action on the part of each of Parent and First Financial and no other corporate proceedings on the part of Parent or First Financial are necessary to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and First Financial and, constitutes (in each case assuming due authorization, execution and delivery by First Bexley) the legal, valid and binding obligations of each of Parent and First Financial enforceable against each of Parent and First Financial in accordance with its terms, subject to the effect of any applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

4.3    No Conflicts. The execution, delivery and performance of this Agreement by each of Parent and First Financial and the consummation of the transactions contemplated hereby do not and will not (a) conflict with, or result in a breach of or default under, any terms or conditions the Charter Documents of Parent or First Financial or any of their Subsidiaries, or (b) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to Parent or First Financial or any of their Subsidiaries, (y) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any material contract (as defined in Item 601(b)(10) of Regulation S-K)) to which Parent or First Financial or any of their Subsidiaries is a party, or (z) result in the creation or imposition of any Lien on any of the assets of Parent or First Financial or any of their Subsidiaries.

4.4    Consents and Approvals. Other than the Regulatory Approvals, the declaration of effectiveness of the Registration Statement by the SEC, and the approval of the listing of shares of Parent Common Stock to be issued pursuant to the terms of this Agreement on the Nasdaq, no consents, approvals, authorizations or other actions by, or filing with or notifications with, or notifications to, any Person or any Governmental Authority on the part of Parent or First Financial is required in connection with the execution, delivery and performance of this Agreement by each of Parent and First Financial, except for such consents, approvals, authorizations or other actions, or filings or notifications, the failure of which to be obtained would not have a Material Adverse Effect.

4.5    Regulatory Matters. Each of Parent and First Financial has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010 with any Regulatory Agency, and has paid all applicable fees, premiums and assessments due and payable thereto, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. No Regulatory Agency or other Governmental Authority has initiated or has pending any formal enforcement action regarding the business, disclosures or operations of Parent or First Financial that could reasonably be expected to have a Material Adverse Effect. There is no unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of Parent or First Financial except where such adverse determination would not reasonably be expected to have a Material Adverse Effect. Neither Parent nor First Financial is aware of any reason why it would not receive all required Regulatory Approvals on a timely basis and without the imposition of any conditions having the effects described in the proviso to Section 5.3(a)(i).

4.6    Litigation; Orders.

(a)Except as set forth on Schedule 4.6(a), there is no material Proceeding pending or, to First Financial’s Knowledge, threatened either (i) against Parent, First Financial or any of their Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b)Except as set forth on Schedule 4.6(b), there is no material Order either (i) outstanding against Parent, First Financial or any of their Subsidiaries, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(c)To First Financial’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against Parent, First Financial or any of their Subsidiaries.

4.7    Sufficient Funds. Parent and First Financial have, as of the date hereof, and will have at the Closing Date, sufficient cash on hand or other sources of immediately available funds to enable Parent and First Financial to timely pay the Total Cash Consideration and consummate the transactions contemplated by this Agreement.

4.8    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.

4.9    Capitalization. The authorized capital stock of Parent consists of 160,000,000 shares of Parent Common Stock, of which 68,730,731 shares are issued and outstanding, and 11,123,415 of which are held in treasury. The above shares constitute all of the issued and outstanding Parent Common Stock. These shares have been duly authorized, validly issued and are fully paid and nonassessable. None of such shares have been issued or disposed of in violation of any preemptive rights of any Person. The Parent Common Stock to be issued in exchange for First Bexley Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Parent Common Stock to enable Parent to issue in the Merger as contemplated in this Agreement.

4.10    SEC Filings. Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under Section

5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2010 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.11    Financial Statements. Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated, and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position of Parent, at their dates and the results of operations and changes in shareholders’ equity of Parent for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.

4.12    Information Supplied. None of the information supplied or to be supplied by Parent or First Financial for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the First Bexley Shareholders or at the time of First Bexley Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or First Financial with respect to information supplied by First Bexley for inclusion in the Proxy Statement/Prospectus or the Registration Statement. The Proxy Statement and Registration Statement will, when filed by Parent in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

4.13    Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Each of Parent and First Financial is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Parent and First Financial pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. Each of Board of Directors of Parent and First Financial (or, where appropriate, the Board of Directors of any of their Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

4.14    Disclosure. No representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to Parent's and First Financial's Disclosure Schedule furnished to First Bexley pursuant to the provisions hereof, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which such statements were made, not misleading.

4.15    Ordinary Course; Lack of Material Adverse Change. From December 31, 2012 through the Closing Date, except as reflected in the Parent SEC Filings or as set forth in Schedule 4.15, each of Parent and First Financial has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change.

4.16    No Undisclosed Liabilities. Neither Parent nor its Subsidiaries has any liability or obligation (whether absolute, accrued, contingent or otherwise), except for (i) those liabilities that are reflected in Parent SEC Filings or reserved against on Parent's financial statements (including any notes thereto), (ii) those liabilities incurred in the ordinary course of business consistent with past practice from December 31, 2013 through the date of this Agreement, (iii) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (iv) those liabilities and obligations, if any, set forth in Schedule 4.16.

4.17    Compliance.

(a)Parent and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders. Parent and each of its Subsidiaries have all Permits of, and has made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b)Neither Parent nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any material Permit which it holds.

(c)Each of Parent and First Financial has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, and other material policies as may be required by any Applicable Law for itself and its Subsidiaries. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

4.18    Ownership of First Bexley Common Stock. Neither Parent, nor any of its Subsidiaries, or to Parent's Knowledge, any of its other Affiliates or associates, owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of First Bexley Common Stock.

ARTICLE V
COVENANTS

5.1    Conduct of Business by First Bexley. During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement, (B) as set forth on Schedule 5.1 or (C) with the written consent of Parent and First Financial (which consent shall not be unreasonably withheld or delayed), First Bexley shall, and shall cause each of its Subsidiaries to, (x) maintain its existence under Applicable Law, (y) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with Applicable Law, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the foregoing, First Bexley covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of Parent and First Financial (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or Applicable Law, or as set forth in Schedule 5.1, First Bexley shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i)amend its Charter Documents;

(ii)adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests (other than to a wholly-owned Subsidiary of First Bexley), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities;

(iii)purchase or otherwise acquire an equity interest in, or a substantial portion of the assets of, any Person or any division or business thereof (other than as a result of the foreclosure of a security interest), or merge or consolidate with any Person;

(iv)sell, lease, renew or terminate the lease of, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, other than (A) as contemplated by this Agreement (B) in the ordinary course of business, (C) obsolete or written off assets;

(v)incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any such indebtedness or any debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, other than, in each case to the extent incurred in the ordinary course of business, indebtedness in respect of deposit liabilities, federal funds, borrowings from the Federal Reserve and repurchase agreements;

(vi)make any capital contributions to, or investments in, any Person other than a Subsidiary;

(vii)commence any Proceeding or, except for Proceedings with respect to which an insurer has the right to control the decision to settle, settle any claim or litigation, in each case whether commenced by or pending or threatened against First Bexley, or any of its officers and directors in their capacities as such, other than the commencement or settlement of Proceedings in the ordinary course of business and settlements which, in any event (A) is for an amount not to exceed accruals therefor reflected in the Interim Balance Sheet with respect to the applicable Proceeding (or series of related Proceedings) and (B) reasonably would not be expected to prohibit or restrict First Bexley from operating its business in the ordinary course;

(viii)make any change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;

(ix)alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former officers, employees or directors of First Bexley or any of its Subsidiaries, other than (A) nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice, or (B) required under any Employee Benefit Plan;
(x)make or change any Tax election, settle or compromise any Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(xi)fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xii)enter into any new line of business;

(xiii)file any application to establish, or to relocate or terminate the operations of, any banking office of First Bexley;

(xiv)enter into, renew or terminate any Material Contract, other than (a) renewing or terminating any Material Contract in the ordinary course of business or (b) entering into a Material Contract which calls for aggregate annual payments of not more than $35,000 and which is terminable on sixty (60) days or less notice without payment of any termination fee or penalty;

(xv)make any investment in securities, except securities with a remaining maturity of less than forty-eight (48) months issued by the United States of America or any of its agencies or such other securities the investment in which is consistent with past practices in the ordinary course of business.

(xvi)adopt a plan of complete or partial liquidation or dissolution;

(xvii)without providing to Parent and First Financial a reasonable opportunity, which shall not exceed two (2) Business Days, to review in advance, make any new (A) commercial real estate loan in an original principal amount in excess of $2,000,000 or (B) residential loan originated for retention in the loan portfolio in an original principal amount in excess of $417,000 or with loan-to-value ratios in excess of 80% without private mortgage insurance, in each case in accordance with normal First Bexley practices;

(xviii)purchase or otherwise acquire any assets or incur any Liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section 5.1;

(xix)agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions described in this Section 5.1;

(xx)hire any new employees except to replace employees listed on Schedule 3.25(d) on comparable terms and conditions and consistent with past hiring practices;

(xxi)take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at the time of the Closing or preclude First Bexley from making such representations and warranties at the time of the Closing;

(xxii)take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby; or

(xxiii)take any action that is (A) intended to or would reasonably be expected to adversely affect or materially delay the ability of First Bexley to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (B) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

5.2    Conduct of Business by Parent and First Financial. Parent covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of First Bexley (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or Applicable Law, or as set forth in Schedule 5.2, Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i)take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE IV to be inaccurate in any material respect at the time of the Closing or preclude Parent or First Financial from making such representations and warranties at the time of the Closing;

(ii)take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby;

(iii)take any action that is (A) intended to or would reasonably be expected to adversely affect or materially delay the ability of Parent to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (B) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation; or

(iv)    agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions described in this Section 5.2.

5.3    Approvals and Filings.

(a)Upon the terms and subject to the conditions set forth in this Agreement, each of First Bexley, Parent and First Financial agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided that (A) nothing herein shall be deemed to require a party to take any action, or commit to take any action, in connection with obtaining such Regulatory Approvals, waivers, exemptions, consents or qualifications if the taking of such action is likely to result in a condition or restriction that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party, and (B) the obligation of Parent and First Financial to take all appropriate actions shall not be construed as including an obligation to accept any terms of or conditions to a consent, authorization, order, or approval of, or any exemption by, any Governmental Authority or other party that are not acceptable to Parent or First Financial, in their reasonable discretion, or to change the business practices of Parent or First Financial or any of its Subsidiaries in a manner not acceptable to Parent or First Financial, in their reasonable discretion; (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) calendar days after the date of this Agreement, Parent, First Financial and First Bexley shall each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals. Parent, First Financial and First Bexley shall each use reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Governmental Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby.

(c)The parties shall advise each other within twenty-four hours of receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

5.4    Access; Integration of Data Processing; Confidentiality.

(a)In order to facilitate the consummation of the transactions contemplated hereby and the integration of the business and operations of First Bexley, subject to Section 5.4(c) and Applicable Laws relating to confidentiality and the exchange of information, First Bexley shall permit Parent and First Financial and their officers, employees, counsel, accountants and other authorized representatives, access, throughout the period before the Closing Date, upon reasonable notice and at Parent and First Financial’s sole expense:
(i)during customary business hours, to First Bexley’s books, papers and records relating to the assets, properties, operations, obligations and liabilities in which Parent or First Financial may have a reasonable interest; provided, however, that First Bexley shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements; and

(ii)during and, as reasonably required, outside of customary business hours, to First Bexley’s telecommunications and electronic data processing systems, facilities and personnel for the purpose of performing conversion activities related to data processing integration.

Parent and First Financial shall use commercially reasonable efforts to minimize any interference with First Bexley’s regular business operations during any such access to First Bexley’s property, books and records and telecommunications and electronic data processing systems, facilities and personnel.
(b)At the request of Parent or First Financial, during the period from the date of this Agreement to the Closing, First Bexley shall, and shall cause its officers and employees to, and shall make all reasonable efforts to cause their respective telecommunications and data processing service providers to, cooperate and assist Parent and First Financial in connection with preparation for an electronic and systematic conversion of all applicable data regarding First Bexley to Parent and First Financial’s system of telecommunications and electronic data processing, including, if requested by Parent or First Financial, by granting to First Financial one or more powers of attorney authorizing First Financial to instruct or otherwise contact such telecommunications and data processing service providers on First Bexley’s behalf; provided, however, that no such conversion shall occur until the Closing. Parent and First Financial shall be responsible for reasonable and agreed upon costs incurred by First Bexley, including all fees to third parties, in connection with any such efforts.

(c)Each of Parent, First Financial and First Bexley acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to them pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement and the provisions of this Section 5.4(c) shall nonetheless continue in full force and effect.

5.5    Notification. First Bexley, on the one side, and Parent and First Financial, on the other side, shall promptly (and in any event within three Business Days after becoming aware of any such breach) notify the other party or parties in writing (a) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.

5.6    Public Announcements. First Bexley, Parent and First Financial shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first used reasonable best efforts to consult with the other party with respect to such release, statement or filing.

5.7    No Control of First Bexley. Nothing contained in this Agreement shall give Parent or First Financial, directly or indirectly, the right to control or direct the operations of First Bexley prior to the Closing Date.

5.8    Employee Benefit Matters.

(a)As of the Closing Date, Parent and First Financial shall provide to each employee of First Bexley who, as decided by Parent and First Financial in their sole discretion, shall continue employment with the Surviving Bank following the Closing Date (a “Continuing Employee”) (i) base hourly wages or salaries, as applicable, and (ii) employee benefit plans, programs, policies and arrangements (excluding, however, all equity plans) that, are substantially comparable, in the aggregate, to the Employee Benefit Plans of First Bexley provided to each such Continuing Employee immediately prior to the Closing Date (but in no event greater than the base wages, salaries or employee benefits provided to Parent’s similarly situated employees).

(b)First Bexley shall ensure that as of immediately prior to the Closing Date, each employee or other service provider of First Bexley and its Affiliates who provides services to the business of First Bexley is employed by First Bexley and that no other individual is employed by First Bexley. First Bexley shall deliver an updated copy of Schedule 3.25(d) to Parent not more than ten (10) Business Days following the date of this Agreement and shall provide Parent and First Financial with an updated copy of Schedule 3.25(d) within ten (10) Business Days prior to the Closing Date. Only employees (and their dependents) shall be participants in the Employee Benefit Plans sponsored by First Bexley.

(c)Parent and First Financial shall provide, or cause to provide, each employee of First Bexley who, as decided by Parent and First Financial in their sole discretion, does not continue employment with the Surviving Bank following the Closing Date (a “Discontinued Employee”) with severance benefits under First Financial’s existing severance practices or pursuant to the terms of any employment agreement with First Bexley in existence as of the date hereof; provided, that for purposes of determining seniority as it relates to First Financial’s severance practices, such a Discontinued Employee shall be credited with his or her years of service with First Bexley; provided, further, that such benefit payments shall be conditioned on execution of a release of claims in a form satisfactory to Parent and First Financial.

(d)With respect to any employee benefit plan of Parent or Parent’s Affiliates in which any Continuing Employee becomes eligible to participate on or after the Closing Date (a “Parent Plan”), Parent shall (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any such Parent Plan to the extent they were inapplicable to, or were satisfied under, any Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (ii) ensure that each Continuing Employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit Parent Plan) under each Parent Plan in which such Continuing Employee becomes or may become a participant for service with Surviving Bank (or any predecessor to Surviving Bank and its Affiliates), solely to the extent such service was credited under the Employee Benefit Plans. As of the Closing Date, Parent and First Financial shall credit to Continuing Employees the amount of vacation time that such employees had accrued under any vacation policy or arrangement listed on Schedule 3.24 as of the Closing Date. With respect to each Parent Plan that is a health plan in which Continuing Employees participate after Closing, Parent and First Financial shall (i) cause to be waived any eligibility waiting period, any evidence of insurability requirement and the application of any pre-existing condition limitation under such plan; and (ii) cause each Continuing Employee to be given credit under such health plan with respect to the plan year in which the Closing Date occurs (“Closing Date Plan Year”) for amounts (such as deductibles and co-payments) paid under any similar Employee Benefit Plan by such Continuing Employee, with respect to the Closing Date Plan Year and for which verification is provided by the insurer or third party administrator of such Employee Benefit Plan, as though such amounts had been paid in accordance with the terms and conditions of any applicable Parent Plan.

(e)Parent, First Financial and First Bexley acknowledge and agree that all provisions contained in this Section 5.8 are included for the sole benefit of Parent, First Financial and First Bexley and nothing contained herein shall (i) be construed as an amendment to any Employee Benefit Plan or Parent Plan or the creation of any new employee benefit plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Parent, First Financial or First Bexley or their respective Affiliates, or any dependent or beneficiary thereof or (iii) otherwise obligate Parent or any of its Affiliates to maintain any particular Parent Plan or other employee benefit plan or retain the employment of any particular employee following the Closing Date. Parent, First Financial and First Bexley further acknowledge and agree that First Bexley and its Subsidiaries shall provide to Parent all employee books and records relating to Continuing Employees no later than the Closing Date.

(f)First Bexley shall terminate the 401(k) Plan immediately prior to the Closing by resolution adopted by the board of directors of First Bexley, on terms acceptable to Parent and First Financial, and simultaneously amend the 401(k) Plan to the extent necessary to comply with all Applicable Laws to the extent not previously amended. Said termination shall provide that all participants in the 401(k) Plan shall be fully vested in their account balances thereunder; and First Bexley shall notify the 401(k) Plan participants and beneficiaries of such termination prior to the Closing Date pursuant to Applicable Law requirements. Parent and First Financial will permit rollover of 401(k) plan assets by Continuing Employees in cash and with respect to loans, in kind, to a defined contribution retirement plan with a 401(k) feature of Parent or First Financial.

5.9    No Solicitation of Transaction.

(a)From the date hereof until the Closing Date, or, if earlier, the date on which this Agreement is terminated in accordance with ARTICLE VIII, First Bexley shall not, and shall use reasonable best effort to cause all of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors or other representatives to not, directly or indirectly, (i) take any action to solicit, initiate, encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Parent and First Financial) any information or data with respect to First Bexley or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal (other than the Merger), or (iii) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to an Acquisition Proposal. Upon execution of this Agreement, First Bexley shall, and shall cause all of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors and other representatives to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal; provided, however, that nothing in this Section 5.9 shall preclude First Bexley or its representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence or to enforce the provisions of any confidentiality agreement entered into with any Person with respect to a potential Acquisition Proposal.

(b)Notwithstanding Section 5.9(a), First Bexley may take any of the actions described in clause (ii) of Section 5.9(a) if, but only if, (i) First Bexley has received a bona fide unsolicited written Acquisition Proposal, prior to First Bexley Shareholders’ Meeting, that did not result from a breach of this Section 5.9; (ii) First Bexley’s Board of Directors determines (in accordance with this Agreement) that such Acquisition Proposal constitutes a Superior Proposal; (iii) First Bexley has provided First Financial with at least five (5) Business Day’s prior notice of such determination; (iv) prior to furnishing or affording access to any information or data with respect to First Bexley or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, First Bexley receives from such Person a confidentiality agreement with terms no less favorable to First Bexley than those contained in the Confidentiality Agreement; and (v) the failure of First Bexley’s Board of Directors to furnish such information or access or enter into discussions or negotiations would violate its fiduciary duties to First Bexley shareholders. First Bexley shall promptly provide to First Financial any non-public information regarding First Bexley or its Subsidiaries provided to any other Person that was not previously provided to First Financial, such additional information to be provided no later than the date of provision of such information to such other party.

(c)First Bexley shall promptly (and in any event within twenty-four (24) hours) notify First Financial in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, First Bexley or any First Bexley Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request.

5.10    Indemnification; Directors’ and Officers’ Insurance.

(a)From and after the Effective Time and for a period of six (6) years thereafter, each of Parent and Surviving Bank shall (i) indemnify and hold harmless each individual who at the Effective

Time is, or any time prior to the Effective Time was, a director, officer or employee of First Bexley or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out the fact that Indemnitee was an officer, director or employee of First Bexley or any Subsidiary for acts or omissions by Indemnitee in such capacity or taken at the request of First Bexley or any Subsidiary, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the Transactions), to the fullest extent permitted by Law and (ii) assume all obligations of First Bexley and its Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in First Bexley’s Charter Documents and the organizational documents of First Bexley’s Subsidiaries. In addition, Parent, from and after the Effective Time, shall and shall cause Surviving Bank to, advance any expenses (including legal expenses) of any Indemnitee under this Section 5.10 as incurred to the fullest extent permitted by Applicable Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 5.10.

(b)The Surviving Bank shall, for six years after the Effective Time, maintain in effect the current directors’ and officers’ liability insurance policies maintained by First Bexley (provided that the Surviving Bank may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Bank be required to expend pursuant to this Section 5.10(b) more than an amount per year equal to 200% of current annual premiums paid by First Bexley for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Bank shall purchase as much coverage as possible for such amount. The provisions of this Section 5.10 shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Surviving Bank for purposes of this Section 5.10 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.

(c)The provisions of this Section 5.10 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under First Bexley Charter Documents, by contract or otherwise. In the event the Surviving Bank or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Bank or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.10. This Section 5.10 shall survive the Effective Time.

5.11    Efforts to Consummate; Further Assurances.

(a)Parent, First Financial and First Bexley agree to use reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.

(b)Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.

5.12    Board of Directors. At or promptly following the Effective Time, Parent shall take such actions as are reasonably required in order to appoint one (1) qualified, independent director designated by First Bexley to serve on Parent’s Board of Directors. No later than thirty (30) days after the execution of this Agreement, First Bexley shall provide to Parent its recommendations as to the individual to serve on Parent’s Board of Directors pursuant to this Section 5.12.

5.13    Columbus Advisory Board. At or promptly following the Effective Time, Parent shall create a Columbus Advisory Board. Parent shall take all action necessary to appoint certain director(s) from the current Board of Directors of First Bexley, as agreed among Parent, First Financial and First Bexley, to serve on the Columbus Advisory Board. No later than thirty (30) days after the execution of this Agreement, First Bexley shall provide to Parent the names of its current directors who desire to serve on the Columbus Advisory Board pursuant to this Section 5.13.

5.14    Non-Competition Agreements. Concurrently with the execution and delivery of this Agreement, First Bexley agrees to cause each person listed on (i) Schedule 5.14(i) to execute and deliver to First Financial a Non-Competition and Non-Solicitation Agreement in the form attached hereto as Exhibit D (each a “Non-Competition Agreement”), each of which shall be effective upon the Closing, and (ii) Schedule 5.14(ii) to execute and deliver to First Financial a Voting Agreement.

5.15    Financial Statements. From the date of this Agreement until the Closing Date or the termination of this Agreement pursuant to Article VII, First Bexley will provide to Parent and First Financial as promptly as practicable, but in no event later than the twentieth day following the end of the relevant calendar month, the monthly unaudited financial statements of First Bexley as provided to First Bexley’s management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement.

5.16    Plan of Reorganization. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Code Sections 368(a)(1)(A) and 368(a)(2)(D) and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). After the date of this Agreement (including, without limitation, after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. All parties hereto shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.17    NASDAQ Listing. Parent shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to (i) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under Nasdaq rules, the shares of Parent Common Stock to be issued to the holders of First Bexley Common Stock as part of the Merger Consideration in connection with the Merger, or (ii) make such post-Closing filings with Nasdaq as may be required by the applicable Nasdaq rules.

5.18    Litigation and Claims.

(a)Parent shall promptly notify First Bexley in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against Parent or First Financial, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change. Parent shall promptly notify First Bexley in writing of any Proceeding, pending or, to Parent's Knowledge, threatened against Parent or First Financial that (A) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Parent with respect hereto or thereto or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

(b)First Bexley shall promptly notify Parent in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against First Bexley, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change. First Bexley shall promptly notify Parent in writing of any Proceeding, pending or, to First Bexley's Knowledge, threatened against First Bexley that (A) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Parent with respect hereto or thereto or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

ARTICLE VI
CONDITIONS TO CLOSE

6.1    Conditions to Each Party’s Obligations. Each party’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party entitled to the benefit thereof:

(a)No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal or preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(b)Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain any unduly burdensome conditions as contemplated by Section 5.2(a) and all statutory waiting periods in respect thereof shall have expired or been terminated.

(c)Consents. All consents, authorizations, waivers or approvals set forth in Schedule 3.4 shall have been obtained.

(d)Registration Statement. The Registration Statement shall have been effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act relating to the issuance of the shares of Parent Common Stock issuable pursuant to the Merger shall have been received.

6.2    Conditions to Obligations of First Financial and Parent. The obligations of First Financial and Parent to consummate the transactions contemplated hereby are also subject to the satisfaction, or waiver by First Financial and Parent, at or prior to the Closing Date of the following conditions:

(a)Accuracy of Representations and Warranties. For purposes of this Section 6.2(a), the accuracy of the representations and warranties of First Bexley set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.31 shall be true and correct, except for inaccuracies which are de minimis in amount or effect. There shall not exist inaccuracies in the representations and warranties of First Bexley set forth in this Agreement (including the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.31) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to First Bexley; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “First Bexley’s Knowledge” shall be deemed not to include such qualifications.

(b)Compliance with Covenants and Obligations. First Bexley shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c)Shareholder Approval. This Agreement shall have been approved by action by the First Bexley Shareholders holding the requisite voting power under the Charter Documents and Applicable Law.

(d)First Bexley Closing Deliverables. First Bexley shall have delivered to Parent, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.15 at or prior to the Closing Date.

(e)Well-Capitalized. First Bexley shall be Well-Capitalized.

(f)No Proceedings. There shall have been no new Proceedings initiated against First Bexley between the date hereof and Closing that, in the aggregate, would reasonably be expected to expose First Bexley or Surviving Bank to liabilities in a total amount exceeding $500,000.

(g)No Enforcement Actions. There shall have been no new enforcement actions initiated by any Regulatory Agency which, individually or in the aggregate, would reasonably be expected to materially affect First Bexley’s ability to conduct its business as currently being conducted.
(h)Appraisal Share. As of the Closing Date, the holders of no more than 5% of the First Bexley Common Stock that is issued and outstanding shall have taken the actions required under the ORC to qualify their First Bexley Common Stock as Appraisal Share.

(i)First Bexley Stock Option. First Bexley shall have duly entered into the Option Cash-out Agreements with all holders of First Bexley Stock Options pursuant to Section 2.8 of this Agreement.

(j)Voting Agreement. First Bexley shall have caused to be delivered to First Financial within thirty (30) days from the date hereof a Voting Agreement executed by each Person listed on Schedule 5.14(ii) for whom a Voting Agreement was not delivered concurrently herewith.

6.3    Conditions to the Obligations of First Bexley. The obligation of First Bexley to consummate the transactions contemplated by this transaction is also subject to the satisfaction, or waiver by First Bexley, at or prior to the Closing Date of the following conditions:

(a)Accuracy of Representations and Warranties. For purposes of this Section 6.3(a), the accuracy of the representations and warranties of Parent set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.8 and 4.9 shall be true and correct, except for inaccuracies which are de minimis in amount or effect. There shall not exist inaccuracies in the representations and warranties of Parent set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.8 and 4.9) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to Parent; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “First Financial’s Knowledge” shall be deemed not to include such qualifications.

(b)Compliance with Covenants and Obligations. Parent shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c)Listing. The shares of Parent Common Stock to be issued to the First Bexley stockholders as part of the Merger Consideration in the Merger shall have been approved for listing on NASDAQ.

(d)Parent Closing Deliverables. Parent shall have delivered to First Bexley, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.16 at or prior to the Closing Date.

ARTICLE VII
TERMINATION

7.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)by the mutual written consent of First Bexley and First Financial;

(b)by either First Bexley, on the one hand, or Parent or First Financial, on the other hand, if the Closing Date shall not have occurred on or before September 30, 2014; provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing Date to occur on or prior to such date;

(c)by either First Bexley, on the one hand, or Parent or First Financial, on the other hand, in the event of (i) a material breach by the other party of any representation or warranty contained this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent and First Financial’s or First Bexley’s obligations set forth in Section 6.2 or Section 6.3, respectively, or (ii) a material breach by the other party of any of its obligations contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent and First Financial’s or First Bexley’s obligations set forth in Section 6.2 or Section 6.3, respectively;

(d)by either First Bexley, on the one hand, or Parent or First Financial, on the other hand, if (i) final action has been taken by a Regulatory Agency whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the transactions contemplated by this Agreement;

(e)by First Bexley if there shall have occurred and be continuing a material disproportionate decrease in the Parent Share Average Closing Price; provided, however, that First Bexley shall not be entitled to terminate this Agreement pursuant to this Section 7.1(e) if Parent elects, by written notice to First Bexley, to adjust the Parent Share Value (a “Decline Adjustment”) such that the Parent Share Value shall be deemed to equal the Parent Share Average Closing Price. A material disproportionate decrease in the Parent Share Average Closing Price shall be deemed to have occurred if (i) the Parent Share Average Closing Price is less than 75% of the Parent Share Signing Date Price, (ii) such decline is not proportionate relative to the KBW Regional Banking Index, (iii) First Bexley delivers written notice to First Financial of its intention to terminate this Agreement within forty-eight (48) hours following delivery of such notice, and (iv) First Financial does not elect to pursue a Decline Adjustment; provided, however, that if Parent effects a stock dividend, reclassification, recapitalization, stock split, combination, exchange of shares or similar transaction after the date hereof and prior to the date on which the Parent Share Average Closing Price is determined, the provisions of this Section 7.1(e) shall be appropriately adjusted so that such event does not in and of itself trigger a termination right on behalf of First Bexley. For purposes of this Section 7.1(e), a decline in the Parent Share Average Closing Price that is “not proportionate relative to the KBW Regional Banking Index” shall have occurred only if the quotient obtained by dividing the Parent Share Average Closing Price by the Parent Share Signing Date Price, is less than the quotient obtained by dividing the Final Index by the Initial Index and subtracting 0.25 from the quotient, where “Initial Index” shall mean $76.43, which is the average of the closing prices of the KBW Regional Banking Index as quoted on Bloomberg (KRX:IND) for the twenty (20) trading-day period for which the Parent Share Signing Date Price was determined, and “Final Index” shall mean the average of the closing prices of the KBW Regional Banking Index for the twenty (20) trading-day period for which the Parent Share Average Closing Price is determined;

(f)by First Financial if (i) the Board of Directors of First Bexley (or any committee thereof) shall have failed to make the First Bexley Recommendation or shall have made an Adverse Recommendation Change, or (ii) First Bexley shall have materially breached any of the provisions set forth in Sections 2.14 and 5.9.

(g)by First Financial or First Bexley, if First Bexley has received a Superior Proposal, and in accordance with Sections 2.14 and 5.9 of this Agreement, the Board of Directors of First Bexley has delivered to First Financial a Notice of Recommendation Change and made an Adverse Recommendation Change; or

(h)by Parent or First Financial, on the one hand, or First Bexley, on the other hand, if the First Bexley Shareholders fail to adopt this Agreement for any reason whatsoever.

7.2    Effect of Termination.

(a)In the event of termination of this Agreement by a party pursuant to Section 7.1, written notice thereof shall promptly be given to the other party(ies) hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 7.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party(ies), and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, that (i) the provisions of Section 5.4(c) shall survive any such termination; and (ii) nothing herein shall relieve any party from liability for damages resulting from fraud or the breach of any of its representations, covenants or agreements set forth in this Agreement.

(b)Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to Sections 7.1(f) or (g), then First Bexley shall, on the date of termination, pay to First Financial the sum equal to 5% of the Expanded Total Consideration (the “Termination Fee”) plus an amount equal to First Financial’s out of pocket expenses incurred in connection with the proposed Merger up to and including the termination, and (ii) if this Agreement is terminated pursuant to Section 7.1(h), then First Bexley shall, on the date of termination, pay to First Financial an amount equal to First Finanical’s out of pocket expenses incurred in connection with the proposed Merger up to and including the termination. The Termination Fee and expenses as provided in this Section 7.2(b) shall be paid to First Financial in same day funds. First Bexley hereby waives any right to set-off or counterclaim against such amount.

ARTICLE VIII
MISCELLANEOUS

8.1    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (and duly received) if delivered personally, or sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties at the following addresses or at such other addresses for a party as shall be specified by like notice:

(a)if to Parent, to:
First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
Attn: Shannon Kuhl
Tel: 513-979-5773
Fax: 513-979-5781

with a copy (which shall not constitute notice) to:

Squire Sanders (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn:    James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201

and
(b)if to First Financial, to:
First Financial Bank, National Association
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
Attn: Shannon Kuhl
Tel: 513-979-5773
Fax: 513-979-5781

with a copy (which shall not constitute notice) to:

Squire Sanders (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn:    James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201

and
(c)if to First Bexley, to:
The First Bexley Bank
2680 E. Main St.
Columbus, Ohio 43209
Attn: David Mallet, President and Chief Executive Officer
Tel: 614-237-8000
Fax: ___-___-________

with a copy (which shall not constitute notice) to:

Patton Boggs LLP

2550 M. Street, NW
Washington, DC 20037
Attn: Joseph G. Passaic, Jr.
Tel: 202-457-6104
Fax: 202-457-6315
8.2    Entire Agreement. This Agreement (including the Disclosure Schedules hereto) and the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.

8.3    Amendments. This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, canceled or discharged, except by a written instrument executed by all parties hereto.

8.4    Waivers. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

8.5    Binding Effect; Assignment. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by First Bexley, Parent or First Financial without the express prior written consent of the other party. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.6    Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Ohio, without regard to principles of conflicts of laws.

8.7    Consent to Jurisdiction.

(a)Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement and the transactions contemplated hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court and any Ohio state court sitting in Cincinnati, Ohio, and (1) irrevocably submits to the exclusive jurisdiction of such courts, (2) waives any objection to laying venue in any such action or proceeding in such courts, and (3) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b)Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Ohio Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.1, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

8.8    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8.

8.9    Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Applicable Law.

8.10    Cumulative Remedies; Specific Performance. All rights and remedies under this Agreement or otherwise afforded by Applicable Law to any party, shall be cumulative and not alternative. Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

8.11    Expenses. Each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated, including all fees and expenses of agents, representatives, counsel and accountants.

8.12    Prevailing Party. In the event that any litigation between the parties hereto should arise as the result of any breach or alleged breach of this Agreement, the prevailing party in said litigation shall be entitled to recover its reasonable attorneys’ fees and costs, including attorneys’ fees and costs incurred in litigating entitlement to attorneys’ fees and costs and in determining or quantifying the amount of recoverable attorneys’ fees and costs (through both trial and appellate levels) from the nonprevailing party.

8.13    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.14    Nonsurvival. None of the representations, warranties, covenants and agreements set forth in this Agreement other than this Section 8.14 shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

[Remainder of page was intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the day and year first above written.
First Financial Bancorp.

By:         /s/ Claude E. Davis
Name:     Claude E. Davis
Title:        Chief Executive Officer

First Financial Bank, National Association

By:        /s/ Claude E. Davis
Name:    Claude E. Davis
Title:        Chief Executive Officer

The First Bexley Bank

By:        /s/ David Mallett
Name:    David Mallett
Title:        President and Chief Executive Officer

EXHIBIT A
Voting Agreement

EXHIBIT B
Option Cash Out Agreement

EXHIBIT C
Exchange Agent Agreement

EXHIBIT D

Non-Competition Agreement